Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES THIRD QUARTER RESULTS

•	DILUTED NET LOSS PER SHARE OF $0.32 COMPARED TO DILUTED EPS OF $0.22 ACHIEVED LAST YEAR
•	ADJUSTED EPS OF $0.11 COMPARED TO $0.27 ACHIEVED LAST YEAR

PARADISE ISLAND, The Bahamas, November 9, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the third quarter of 2004. The Company reported a net loss in the quarter of $11.2 million, compared to net income of $6.5 million in the same period last year, resulting in diluted net loss per share of $0.32 compared to diluted net income per share of $0.22 in the same period last year. Adjusted net income for the quarter was $3.7 million compared to $8.1 million in the same period last year. Adjusted net income per share in the quarter was $0.11 compared to $0.27 in the same period last year.

Results in the quarter were adversely affected by Hurricane Frances, which passed just to the north of Paradise Island. This hurricane, as well as the effects of the subsequent hurricanes and tropical storms that hit the state of Florida, negatively impacted business in the week preceding Labor Day and in the weeks thereafter, resulting in lower overall business levels in September. The month of September is traditionally the Company’s slowest month of the year. Atlantis, Paradise Island remained open throughout the storms.

In the quarter, costs associated with Hurricane Frances were $4.6 million, which primarily consisted of clean up and repair costs and complimentary goods and services to guests of $3.4 million and a loss on damaged assets of $1.2 million. These expenses, which amount to $0.13 per share, are included as adjusting items in the accompanying Reconciliation of Adjusted Net Income to GAAP Net Income. In addition, the Company estimates that the short-term business interruption associated with hurricanes resulted in lower net income of $6.8 million, or $0.20 per share, in the quarter. While the Company has an all-risk insurance policy that covers these types of losses, the total amount of loss was less than the deductible under the policy.

Butch Kerzner, Chief Executive Officer of the Company commented, “We experienced strong business levels at Atlantis, Paradise Island in July and August as the property achieved an average occupancy of 92%. September was affected by the unusual hurricane activity; however our booking activity and call volumes have come back strongly in the month of October and operating trends have been very positive.”

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $106.5 million and $23.4 million, respectively, as compared to $114.8 million and $29.9 million in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $173 as compared to $177, representing a 2% decrease over the same period last year. In the quarter, Atlantis achieved an average occupancy of 77% and a $225 average daily room rate (“ADR”), which compared to an average occupancy of 79% and an ADR of $225 in the same period last year.

Call volume and the level of bookings have steadily improved since the start of October. As compared to the prior year, September calls handled by our reservation center and net bookings decreased by 16% and 44%, respectively, primarily as a result of the storms that affected The Bahamas and Florida. For the month of October, calls handled and net bookings increased by 28% and 34%, respectively, over the prior year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop in the third quarter declined by 14% over the same period last year. For the quarter, slot volume increased by 2% over the same period last year; however, slot win decreased by 8% as a result of a lower slot hold due to a different mix of machines.

As part of the Phase III expansion, the Company has continued construction of Marina Village, a 65,000 square foot project, which includes four new restaurants and retail space around the Atlantis Marina. The Company has also continued construction of the 116 two- and three-bedroom units to be developed in the second phase of the timeshare development at Harborside at Atlantis, a joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”). These two elements of the expansion are expected to be completed by the third quarter of 2005. The Phase III project scope continues to include a third timeshare phase, consisting of approximately 200 units. The Company plans to develop this third phase in collaboration with Starwood and expects to commence development once the joint venture has sold 75% of the second phase.

Planning with respect to the other parts of the Phase III expansion continues. The Company has until December 31, 2004 to determine in its discretion whether to proceed with the remaining elements of the Phase III expansion that it has not commenced. The Company’s determination will depend on the assessment of many factors, including global economic and political conditions, the regional competitive environment, financing and the Government of The Bahamas’ proceeding with its commitments under the Heads of Agreement.

Atlantis, The Palm, Dubai

The Company, along with its partner, Istithmar PJSC (“Istithmar”), are in the process of obtaining financing from a syndicate of banks for a $700 million term loan facility that will enable the joint venture to commence construction of Atlantis, The Palm, a 2,000-room destination resort to be located on The Palm, Jumeirah. The development cost of the project is estimated at $1.1 billion. The Company’s equity commitment to this project is $100 million, with the joint venture’s total equity capital commitment equaling $400 million.

The Company has entered into (1) a long-term management agreement with the joint venture that entitles it to receive a fixed percentage of the revenue and gross operating profit generated by Atlantis, The Palm and (2) a development agreement that entitles it to receive $20 million and reimbursement of certain expenses over the development period.

Development planning is underway in anticipation of construction, which is expected to commence in the first quarter of 2005 and be completed towards the end of 2007. This project is subject to various closing conditions, completion of the term loan facility and all requisite governmental consents.

Gaming

Connecticut

In the quarter, results for the Company’s Gaming segment were primarily derived from Mohegan Sun, which reported record third quarter slot revenue of $222.1 million, an increase of 4% over the same period last year. Slot win per unit per day was $386 for the quarter, a 1% increase over the same period last year. In the quarter, Mohegan Sun’s share of the Connecticut slots market was 50%.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun under a relinquishment agreement between TCA and the Mohegan Tribe. The Company recorded income from TCA of $9.8 million in the quarter as compared to the $9.5 million earned in the same period last year.

BLB Investors, L.L.C.

The Company announced in July that BLB Investors, L.L.C.‘s (“BLB”) previous offer to acquire Wembley plc (“Wembley”), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States as well as race tracks in the United Kingdom, had lapsed. BLB, a joint venture comprised of the Company and affiliates of Starwood Capital Group, L.L.C. and Waterford Group, L.L.C., was formed for the purpose of acquiring the outstanding shares of Wembley. BLB owns a 22.2% stake in Wembley and is committed to working with Wembley to maximize shareholder value. The Company owns 37.5% of BLB.

In the quarter, the Company recorded an equity loss in BLB of $1.9 million, which consisted of $1.0 million in dividend income less $2.9 million of transaction costs incurred in connection with the joint venture’s intended acquisition of Wembley. In addition, the Company recorded a $7.3 million reduction to its investment and a corresponding reduction to shareholders’ equity. This unrealized loss reflects the change in fair value of the Company’s share of Wembley’s stock held by BLB and is classified as other comprehensive loss, a separate component of shareholders’ equity.

One&Only Resorts

In its One&Only Resorts segment, the Company reported net revenue of $19.9 million and an EBITDA loss of $2.9 million in the quarter compared to net revenue of $8.9 million and an EBITDA loss of $2.3 million in the same period last year. Results in the quarter included $6.5 million and $2.5 million of net revenue and EBITDA loss, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) beginning January 1, 2004.

The One&Only Ocean Club posted a 13% increase in ADR mainly driven by the successful introduction of its three luxury villas launched at the end of the second quarter. However, the property experienced lower occupancy in the quarter as a result of Hurricane Frances. The resort achieved an average occupancy of 71% and ADR of $636 in the quarter compared to an average occupancy of 82% and ADR of $563 in the same period last year. As a result of Hurricane Frances, the property closed for eleven days before reopening on a fully operational basis.

At the end of the quarter, The One&Only Palmilla, which is owned by a 50/50 joint venture between the Company and Goldman Sachs Emerging Markets Real Estate Fund, had outstanding debt that included $85.9 million owed primarily to a syndicate of banks. The Company had also advanced on a subordinated basis to the joint venture $14.5 million with respect to completion loans related to the redevelopment of the property. The joint venture is currently negotiating a $110 million refinancing of the entirety of the bank and subordinated debt. This new facility is expected to close by the end of this year. Upon closing, the Company’s guarantee of $46.5 million related to the existing facility will be terminated. Closing is subject to the completion of binding documentation and other customary conditions.

Income Taxes

In the quarter, the Company recognized income tax expense of $1.0 million, which represents U.S. federal, state and foreign income tax expense. In the quarter, the Company paid cash taxes of approximately $0.6 million.

Liquidity

In the quarter, the Company executed the following financing initiatives to strengthen its capital structure:

•

Sold 3.0 million Ordinary Shares at a price of $51.25 per share to Istithmar, resulting in gross proceeds of $153.8 million. As a part of Istithmar’s overall investment in the Company, Istithmar also entered into purchase agreements with two of the Company’s shareholders to purchase an aggregate of 1.5 million Ordinary Shares at $47.50 per share, the market price at the time the purchase agreements were executed. These secondary sales closed simultaneously with Istithmar’s purchase of primary shares from the Company. Accordingly, the average price per share paid by Istithmar for its aggregate acquisition of 4.5 million Ordinary Shares was $50.

•	Completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts, backed by approximately 0.4 million Ordinary Shares that resulted in net proceeds of approximately $19.0 million.

•	Increased the capacity of the Company’s Revolving Credit Facility from $253.5 million to $500.0 million.

At the end of the quarter, the Company held $362.9 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $156.4 million in cash and cash equivalents, $204.1 million in short-term investments and $2.3 million in restricted cash. Total interest-bearing debt at the end of the quarter was $717.0 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, and $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Pursuant to FIN 46R, total cash and cash equivalents and debt included cash and cash equivalents of $3.3 million, including $1.9 million of restricted cash, and total debt of $85.9 million associated with the One&Only Palmilla. Interest expense in the quarter also included $1.5 million related to the One&Only Palmilla.

At the end of the quarter, the Company’s Revolving Credit Facility was undrawn. The Company currently has approximately $500 million in availability under the amended Revolving Credit Facility. In determining the credit statistics used to measure compliance with the Company’s financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla are excluded.

In the quarter, the Company incurred $32.7 million in capital expenditures, comprised mainly of Paradise Island related expenditures and $2.1 million from the One&Only Palmilla. Total capital expenditures included capitalized interest of $1.2 million. In the fourth quarter of 2004, the Company anticipates it will spend between $40 million and $45 million in capital expenditures, mainly on Paradise Island.

In the quarter, the Company advanced an additional $21.0 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah, the Company’s second managed resort in the Maldives, which is expected to be completed by the second quarter of 2005. The Company expects to fund approximately $10 million in the fourth quarter of 2004 related to this development.

In the quarter, the Company invested $6.7 million in the joint venture for Atlantis, The Palm. The Company expects to fund this joint venture with approximately $10 million in the fourth quarter of 2004.

As of September 30, 2004, shareholders’ equity was $1,098.0 million and the Company had approximately 35.4 million Ordinary Shares outstanding.

Other Matters

During the quarter, the Company recognized a $7.3 million impairment loss on undeveloped real estate in Atlantic City as these assets were written down to fair value less estimated costs to sell. This amount is included in the accompanying Reconciliation of Adjusted Net Income to GAAP Net Income.

Investors should note that this earnings release conforms to the presentation of segment information adopted in the consolidated financial statements that were filed as part of the Company’s 2003 Form 20-F. This earnings release reflects the three distinct business segments that management uses to measure the operating performance of the Company. These three business segments are: Destination Resorts, Gaming and One&Only Resorts. The Company’s most significant contributor to its profitability is its Destination Resorts segment, which is driven primarily by Atlantis, Paradise Island, the Company’s flagship property. In order to facilitate comparability to 2003 earnings releases, a reconciliation of the combined Paradise Island operations, titled Paradise Island Summary Segment Data Reconciliation, is attached.

Effective January 1, 2004, the Company adopted FIN 46R, which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, the Company has determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004; however, it had no impact on consolidated net income or net income per share.

Conference Call Announcement

The Company will hold a conference call at 8:30 a.m. EST today to discuss these third quarter results and its outlook on the fourth quarter. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning today at 11:30 a.m. EST, ending at midnight on November 16, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 1660066.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data – Net Revenue, Summary Segment Data – EBITDA, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars Except Per Share Data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2004	2003 (1)	2004	2003 (1)
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$116,801	$117,679	$443,949	$404,132
Less: promotional allowances	(4,406)	(5,014)	(17,285)	(17,870)

Net casino and resort revenues	112,395	112,665	426,664	386,262
Tour operations	11,068	8,645	35,140	30,190
Management, development and other fees	3,717	2,402	12,790	7,674
Other	921	1,338	2,940	3,715

	128,101	125,050	477,534	427,841

Expenses:
Casino and resort expenses	68,545	65,116	226,080	204,077
Tour operations	9,663	7,403	29,565	25,474
Selling, general and administrative	29,532	24,527	91,486	76,704
Corporate expenses	7,536	8,134	26,751	23,926
Depreciation and amortization	14,811	13,904	44,398	41,537
Hurricane related expenses	3,426	-	3,426	-
Insurance recovery	-	-	-	(2,819)
Pre-opening expenses	-	-	3,258	-
Loss (gain) on damaged assets	1,194	-	1,194	(2,514)
Impairment of Atlantic City land	7,303	-	7,303	-

	142,010	119,084	433,461	366,385

Income (loss) from operations	(13,909)	5,966	44,073	61,456
Relinquishment fees - equity earnings in TCA (1)	9,066	9,455	26,833	26,581
Other income (expense):
Interest income	1,442	615	2,832	2,635
Interest expense, net of capitalization	(9,504)	(7,113)	(26,597)	(21,917)
Equity in earnings (losses) of associated companies, net	(481)	(1,382)	6,685	122
Other, net	208	(627)	635	(561)

Other expense, net	(8,335)	(8,507)	(16,445)	(19,721)
Income (loss) from continuing operations before income
taxes and minority interest	(13,178)	6,914	54,461	68,316
Provision for income taxes	(992)	(64)	(1,473)	(370)
Minority interest	2,972	(133)	6,774	(662)

Income (loss) from continuing operations	(11,198)	6,717	59,762	67,284
Income (loss) from discontinued operations, net of
income tax effect	-	(204)	-	1,305

Net income (loss)	$(11,198)	$6,513	$59,762	$68,589

Diluted net income (loss) per share:
Income (loss) from continuing operations	$(0.32)	$0.22	$1.81	$2.29
Income from discontinued operations, net
of income tax effect	-	-	-	0.05

	$(0.32)	$0.22	$1.81	$2.34

Weighted average number of shares outstanding - diluted	34,791	30,075	32,997	29,323

(1)

Relinquishment fees — equity earnings in TCA have been restated by $0.2 million for the nine months ended September 30, 2003 in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. These amounts have also been reclassified from income (loss) from operations. In addition, certain other amounts have been reclassified to conform to the current period presentation.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of U.S. Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2004		2003		2004		2003
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income (1)	$3,666	$0.11	$8,074	$0.27	$73,867	$2.24	$64,579	$2.20
Hurricane related expenses (2)	(3,426)	(0.10)	-	-	(3,426)	(0.10)	-	-
Insurance recovery (3)	-	-	-	-	-	-	2,819	0.10
Pre-opening expenses (4)	-	-	(1,165)	(0.05)	(1,827)	(0.06)	(1,877)	(0.06)
(Loss) gain on damaged assets (3)	(1,194)	(0.03)	-	-	(1,194)	(0.04)	2,514	0.09
Equity loss and related expenses (5)	(2,941)	(0.09)	-	-	(4,399)	(0.13)	-	-
Share of income (loss) from
remediation at Harborside (6)	-	-	(192)	-	4,044	0.12	(751)	(0.03)
Impairment of Atlantic City land (7)	(7,303)	(0.21)	-	-	(7,303)	(0.22)	-	-
Income (loss) from discontinued
operations, net of income tax
effect (8)	-	-	(204)	-	-	-	1,305	0.04

Net income (loss) (9)	$(11,198)	$(0.32)	$6,513	$0.22	$59,762	$1.81	$68,589	$2.34

(1)

Adjusted net income is defined as net income before hurricane related expenses, insurance recovery, pre-opening expenses, (loss) gain on damaged assets, equity loss and related expenses, share of income (loss) from remediation at Harborside, impairment of Atlantic City land and income (loss) from discontinued operations, net of income tax effect.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2)

Hurricane related expenses primarily consisted of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at the Company’s Paradise Island properties.

(3)

Insurance recovery represents a business interruption settlement related to the Company’s Hurricane Michelle claim. Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle. Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.

(4)

Pre-opening expenses for the nine months ended September 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses for the nine months ended September 30, 2004 also include the Company’s 50% share of the One&Only Palmilla’s grand reopening event held in February 2004. These amounts are included within pre-opening expenses in the accompanying Condensed Consolidated Statements of Operations for the 2004 periods pursuant to the Company’s adoption of FIN 46R on January 1, 2004. Pre-opening expenses incurred during the quarter and nine months ended September 30, 2003 represent the Company’s share of pre-opening expenses related to the One&Only Palmilla’s major expansion, which spanned nine months from April 1, 2003 to January 2, 2004. These amounts are included as a component of equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations for the 2003 periods.

(5)

For the quarter and nine months ended September 30, 2004, the Company recorded $2.9 million and $4.4 million, respectively, in equity losses and related expenses associated with its 37.5% investment in BLB. These losses are related to the Company’s share of transaction costs incurred in connection with BLB’s intended acquisition of Wembley. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the nine months ended September 30, 2004.  The foreign currency exchange losses are included within corporate expenses in the accompanying Condensed Consolidated Statements of Operations.

(6)

The Company recorded income (loss) for its share of remediation related to Harborside at Atlantis (“Harborside”), the Company’s 50%-owned time share property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to the final settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations.

(7)	The Company recorded a loss on the impairment of undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell.

(8)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive Limited, in the first quarter of 2003.

(9)

Net income (loss) has been restated by $0.2 million for the nine months ended September 30, 2003 in connection with the restatement of TCA’s financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to current period presentation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003
EBITDA (1)	$24,351	$29,300	$137,525	$126,991
Hurricane related expenses	(3,426)	-	(3,426)
Insurance recovery	-	-	-	2,819
Depreciation and amortization	(14,811)	(13,904)	(44,398)	(41,537)
Pre-opening expenses	-	(1,165)	(3,258)	(1,877)
Equity loss and related expenses	(2,941)	-	(4,399)	-
(Loss) gain on damaged assets	(1,194)	-	(1,194)	2,514
Impairment of Atlantic City land	(7,303)	-	(7,303)	-
Other expense, net	(8,335)	(8,507)	(16,445)	(19,721)
Equity in earnings (losses) of associated
companies, net	481	1,382	(6,685)	(122)
Share of income (loss) from remediation
at Harborside	-	(192)	4,044	(751)
Provision for income taxes	(992)	(64)	(1,473)	(370)
Minority interest	2,972	(133)	6,774	(662)
Income (loss) from discontinued operations,
net of income tax effect	-	(204)	-	1,305

Net income (loss)	$(11,198)	$6,513	$59,762	$68,589

(1)

EBITDA is defined as net income before hurricane related expenses, insurance recovery, depreciation and amortization, pre-opening expenses, equity loss and related expenses, (loss) gain on damaged assets, impairment of Atlantic City land, other expense, net (excluding equity earnings (losses) before share of income (loss) from remediation at Harborside and our share of the One&Only Palmilla pre-opening expenses), provision for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.

Kerzner International Limited
Summary Segment Data – Net Revenue
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003

Destination Resorts:(1)
Atlantis, Paradise Island
Rooms	$36,607	$37,370	$139,924	$134,547
Casino	25,618	32,304	99,532	102,994
Food and beverage	27,637	27,911	100,326	93,368
Other resort	13,592	14,506	50,129	47,263

	103,454	112,091	389,911	378,172
Promotional allowances	(4,406)	(5,014)	(17,285)	(17,870)

	99,048	107,077	372,626	360,302
Tour operations	6,654	7,163	21,313	23,085
Harborside fees	792	546	2,101	1,412

	106,494	114,786	396,040	384,799
Atlantis, The Palm fees	36	-	215	-

Net revenue	106,530	114,786	396,255	384,799

Gaming:
Connecticut fees	702	-	702	-

One&Only Resorts:
One&Only Ocean Club	6,828	5,588	28,071	25,960
One&Only Palmilla	6,519	-	25,967	-
Other resorts (2)	2,187	1,856	9,772	6,262
Tour operations	4,414	1,482	13,827	7,105

	19,948	8,926	77,637	39,327

Other (3)	921	1,338	2,940	3,715

	$128,101	$125,050	$477,534	$427,841

Certain amounts for the 2003 periods have been reclassified to conform to the current period presentation.

(1)

Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly owned tour operator, PIV, Inc., marketing and development fee income from our 50%-owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2)

Includes management, marketing and development fees from the Company’s One&Only Resorts properties located in Mauritius, Dubai and the Maldives. For the three and nine months ended September 30, 2003, other resorts also includes management, development and other fees related to the One&Only Palmilla.

(3)

Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees – equity earnings in TCA related to our Gaming segment are included as a separate component outside of income (loss) from operations in the accompanying Condensed Consolidated Statements of Operations.

Kerzner International Limited
Summary Segment Data – EBITDA
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003

Destination Resorts:
Atlantis, Paradise Island	$19,801	$27,062	$115,138	$108,254
Tour operations	1,284	1,323	4,941	4,672
Harborside	792	546	2,101	1,412
Other (1)	1,545	920	4,224	2,368

	23,422	29,851	126,404	116,706
Atlantis, The Palm	27	-	197	-

	23,449	29,851	126,601	116,706

Gaming:
Connecticut	9,768	9,455	27,535	26,581
United Kingdom	(312)	(141)	(940)	(141)
Other (1)	782	(308)	379	(732)

	10,238	9,006	26,974	25,708

One&Only Resorts:
One&Only Ocean Club	661	34	7,698	7,381
One&Only Palmilla	(2,540)	-	(299)	-
Other resorts (2)	2,187	1,856	9,772	6,262
Tour operations	108	(104)	580	(25)
Direct expenses (2)	(3,464)	(3,423)	(11,736)	(9,087)
Other (1)	142	(635)	2,009	1,111

	(2,906)	(2,272)	8,024	5,642

Corporate and other (3)	(6,430)	(7,285)	(24,074)	(21,065)

	$24,351	$29,300	$137,525	$126,991

See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to GAAP Net Income. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.

(1)

Represents the Company’s share of net income (loss) from unconsolidated affiliates (excluding share of income (loss) from remediation at Harborside, equity loss and related expenses and share of the One&Only Palmilla pre-opening expenses) for its investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura, BLB and Trading Cove New York. Results for the three and nine months ended September 30, 2003 include the Company’s share of net income (loss) from the One&Only Palmilla prior to the Company’s adoption of FIN 46R.

(2)

Consists of management, marketing, development and other fees and direct expenses related to the Company’s One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives. Results for the three and nine months ended September 30, 2003 include management, development and other fees related to the One&Only Palmilla.

(3)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Kerzner International Limited
Paradise Island Summary Segment Data Reconciliation (1)
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003

EBITDA:
Atlantis, Paradise Island	$19,801	$27,062	$115,138	$108,254
Tour operations	1,284	1,323	4,941	4,672
One&Only Ocean Club	661	34	7,698	7,381

	$21,746	$28,419	$127,777	$120,307

Revenue:
Atlantis, Paradise Island	$103,454	$112,091	$389,911	$378,172
One&Only Ocean Club	6,828	5,588	28,071	25,960

	110,282	117,679	417,982	404,132
Promotional allowances	(4,406)	(5,014)	(17,285)	(17,870)

Net revenue	$105,876	$112,665	$400,697	$386,262

(1)	This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in the 2003 earnings releases.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003
Atlantis, Paradise Island:
Occupancy	77%	79%	83%	82%
ADR (1)	$225	$225	$267	$261
RevPAR (2)	$173	$177	$222	$215
One&Only Ocean Club (3):
Occupancy	71%	82%	78%	80%
ADR (1)	$636	$563	$785	$753
RevPAR (2)	$453	$462	$613	$603
One&Only Palmilla (4):
Occupancy	55%	NA	59%	66%
ADR (1)	$365	NA	$459	$441
RevPAR (2)	$202	NA	$272	$292

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at Atlantis, Paradise Island, the One&Only Ocean Club and the One&Only Palmilla may also be affected by normal recurring seasonal patterns, which lead to lower occupancy levels in September, following Labor Day, through mid-December, possibly resulting in lower revenue, net income and cash flow from operations during these periods.

(1)	ADR represents room revenue divided by the total number of occupied room nights.

(2)	RevPAR represents room revenue divided by the total room nights available.

(3)

The One&Only Ocean Club was temporarily closed for eleven days following Hurricane Frances. These eleven days have been excluded from the number of available room nights used in the calculation of occupancy and RevPAR for the three and nine months ended September 30, 2004.

(4)

The One&Only Palmilla was temporarily closed on April 1, 2003 and reopened on January 2, 2004 following the completion of a major expansion. Thus, for the nine months ended September 30, 2003, the hotel operating performance data includes only the results for the quarter ended March 31, 2003.